FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of October, 2004

Commission File Number: 001-13240

Empresa Nacional de Electricidad S.A.

National Electricity Co of Chile Inc

(Translation of Registrant’s Name into English)

Santa Rosa 76
Santiago, Chile
(562) 6309000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  [X]   Form 40-F  [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes    [  ]      No    [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes    [  ]      No    [X]

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes    [  ]      No    [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

FOR IMMEDIATE RELEASE	Tomás González
tgonzalez@endesa.cl
For further information contact:
Jaime Montero	Irene Aguiló
Investor Relations Director	iaguilo@endesa.cl
Endesa Chile
(56-2) 634-2329	Suzanne Sahr
jfmv@endesa.cl	ssc@endesa.cl

ENDESA CHILE’S ANNOUNCEMENT REGARDING A STATEMENT PUBLISHED IN
THE LOCAL PRESS

(Santiago, Chile, October 8, 2004) – Endesa Chile (NYSE: EOC), announced today that in terms of the article published today in the local press titled “Endesa Chile Rejects the Expert Panel’s Verdict that forces to pay US$26,000,000”, referring to the process of calculation of Firm Capacity for the period 2000-2003, we inform the following:

    1.- The statement published in Chile’s local press today, establishing that the Company has rejected the Dictum N° 1 of the Experts Panel is not true. Endesa Chile has opposed the calculations that the Director of Operations of the CDEC-SIC has made, which are obviously mistaken, due to its misinterpretation of the ministerial resolutions about the subject and the Dictum N° 1 of the Panel of Experts itself, including the consideration of Saturdays, Sundays and holidays into the calculation, although the Dictum itself excludes them. Additionally, the calculations rejected incur in other abusive interpretations and improprieties, completely misleading the contribution made by hydroelectric power plants to firm capacity.

    2.- The calculations presented by the Director of Operations of the CDEC-SIC are currently being revised by the Minister of Economy, for his opinion on certain concepts of the ministerial resolutions, which according to the majority of the members of the CDEC-SIC, have been misinterpreted by the employee of the CDEC-SIC responsible for the calculations. The Director of the CDEC-SIC has requested the Minister clarification of the matter by means of a letter dated October 5, 2004.

    3.- The Board of Directors of the CDEC-SIC has not pronounced itself on these calculations and certainly, when it does so, will present differences, which should be resolved by the Panel of Experts, according to the rules of procedure.

    4.- Endesa Chile, on a non-consolidated basis, is not affected by these preliminary calculations, but, on a consolidated basis, they would imply, if ratified, which we consider improbable, the payment by its subsidiaries of significant amounts, affecting its consolidated results in the figure above mentioned. Endesa Chile trusts that the organisms responsible for determining the calculations, by correctly, logically and coherently interpreting the resolutions and dictums, will correct the evident errors included in the recalculations of the transfers of Firm Capacity for the 2000-2003 period.

    5.- The Company will opportunely inform the market of the events in this not concluded process.

SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EMPRESA NACIONAL DE ELECTRICIDAD S.A.

Date: October 8, 2004	By:	/s/ Héctor López Vilaseco

Name: Héctor López Vilaseco
Title: General Manager